UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _ 2___)*

AsiaInfo-Linkage Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

04518A104

(CUSIP Number)

Allan L. Towell

BRANDES INVESTMENT PARTNERS, L.P.

11988 EL CAMINO REAL, SUITE 600

SAN DIEGO, CA 92130

858-755-0239

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04518A104	13D	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, L.P. 33-0704072
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000 Shares
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 04518A104	13D	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Investment Partners, Inc. 33-0090873
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000 Shares
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

00,000 Shares are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) CO, OO

CUSIP No. 04518A104	13D	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brandes Worldwide Holdings, L.P. 33-0836630
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000 Shares
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

00,000 Shares are deemed to be beneficially owned by Brandes Worldwide Holdings, LP, as a control person of the investment adviser. Brandes Worldwide Holdings, LP disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) PN, OO

CUSIP No. 04518A104	13D	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles H. Brandes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000 Shares
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

00,000 Shares are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 04518A104	13D	Page 6 of 9 Pages

Item 1.  Security and Issuer.

 This statement on Schedule 13D relates to the common shares of AsiaInfo-Linkage Inc., a U.S. corporation (the “Issuer”).

Item 2.  Identity and Background.

 2(a)

(i)	Brandes Investment Partners, L.P.
(ii)	Brandes Investment Partners, Inc.
(iii)	Brandes Worldwide Holdings, L.P.
(iv)	Charles H. Brandes

2(b)

(i)	11988 El Camino Real, Suite 600, San Diego, CA 92130
(ii)	11988 El Camino Real, Suite 600, San Diego, CA 92130
(iii)	11988 El Camino Real, Suite 600, San Diego, CA 92130
(iv)	11988 El Camino Real, Suite 600, San Diego, CA 92130

2(c)

(i)	Investment Adviser
(ii)	Holding Company
(iii)	Holding Company
(iv)	Chairman of Brandes Investment Partners, L.P.

2(d-e)

During the last five years the reporting persons identified in 2(a)(i)-(vi) have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were not or are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f)

(i)	Delaware
(ii)	California
(iii)	Delaware
(iv)	USA

Item 3.  Source or Amount of Funds or Other Consideration.

Shares of the Issuer were previously acquired for and on behalf of clients of Brandes Investment Partners, L.P. in the normal course of its business, using assets of the clients.

Item 4.  Purpose of Transaction.

 The Reporting Persons acquired the Common Shares on behalf of clients for investment purposes. The Reporting Persons have engaged and expect to continue to engage in discussions with the Board of Directors of the Issuer with respect to the Issuer’s proposed privatization transaction, which we oppose (see Exhibit A). The Reporting Persons may have engaged, or may in the future also engage, in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer in addition to those more specific matters addressed in the previous sentence, which discussions may include proposing or considering one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D; provided, however, that such

CUSIP No. 04518A104	13D	Page 7 of 9 Pages

actions shall not include engaging in control transactions or contesting any solicitations for the election of directors. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board of Directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, conditions in the securities and capital markets and general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.  Interest in Securities of the Issuer.

00,000 Shares are deemed to be beneficially owned by Brandes Investment Partners L.P. and Brandes Investment Partners, Inc, and Brandes Worldwide Holdings, LP, and Charles Brandes (collectively “control persons”), as control persons of the investment adviser, Brandes Investment Partners, L.P. The control persons each disclaim any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A

Letter addressed to Issuer’s Board of Directors

Exhibit B

Disclaimer of Beneficial Ownership

Exhibit C

Power of Attorney for Charles H. Brandes

CUSIP No. 04518A104	13D	Page 8 of 9 Pages

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I

CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND

CORRECT.

DATED: January 21, 2014

BRANDES INVESTMENT PARTNERS, L.P.

By:   /s/ Ian N. Rose

Ian N. Rose as Attorney-In-Fact for

Charles H. Brandes, President of

Brandes Investment Partners, Inc., a Member

BRANDES INVESTMENT PARTNERS, INC.

By:   /s/ Ian N. Rose

Ian N. Rose as Attorney-In-Fact for

Charles H. Brandes, President

BRANDES WORLDWIDE HOLDINGS, L.P.

By:   /s/ Ian N. Rose

Ian N. Rose as Attorney-In-Fact for

Charles H. Brandes, President of

Brandes Investment Partners, Inc., its General Partner

By:   /s/ Ian N. Rose

Ian N. Rose as Attorney-In-Fact for

Charles H. Brandes, Control Person

EXHIBITS	Page 9 of 9 Pages

Exhibit A is incorporated by reference to Exhibit B of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.

Exhibit B is incorporated by reference to Exhibit B of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.

Exhibit C is incorporated by reference to Exhibit B of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.

Exhibit D is incorporated by reference to Exhibit C of Schedule 13D for AsiaInfo-Linkage Inc. filed August 7, 2013.